Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Exelon Corporation will issue the attached newsletter to employees of Exelon Generation
Company, LLC on February 8, 2005.

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Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations — Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 8. Financial Statements and Supplementary Data: Exelon — Note 19, ComEd — Note 15, PECO — Note 14, and Exelon Generation — Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 — Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Exelon Files With FERC Regarding Market Power Issue

The merger of Exelon and PSEG to form Exelon Electric & Gas will create a new, vital player in the Midwest and MidAtlantic electricity markets. Both companies have been advocates for further development of competitive electricity markets on both the wholesale and retail business sides. This edition of Inside Generation provides a Q&A on the issue of market power and how it relates to the Exelon/PSEG merger.

As part of the recent submission for approval from the Federal Energy Regulatory Commission (FERC), Exelon and PSEG have proposed a comprehensive plan to mitigate any market power concerns that the combination of the two companies might pose.

There is great deal of activity throughout the company associated with the merger of Exelon and PSEG. We are in the beginning stages of the merger and activity is only going to continue to grow. It is important for employees to remain committed to the safe operation of their facilities and Exelon overall. Being focused on the task at hand and committed to the day-to-day operations of the company is vital to meeting our goals as an organization.

Please speak with your supervisor if you have any additional questions regarding this announcement or the merger itself.

Additionally, feel free to pass along questions to Mary Rucci or Ben Armstrong in Exelon Generation Communications. The questions and answers will be provided to all Exelon Power and Power Team employees in upcoming editions of Inside Generation.

The following Q&A provides information regarding market power issues and Exelon and PSEG’s recent FERC filing.

What is market power and why is it an issue in this merger?

Market power generally reflects the amount and location of electric generating capacity owned or controlled by a participant in wholesale electric markets like PJM. Regulatory agencies want to make sure that any one owner of electric generating capacity doesn’t have the ability to artificially raise prices by physically or economically withholding energy and capacity from the market.

The Exelon/PSEG merger will create an electric generating company with more than 40,000 megawatts (MW) of electric generating capacity located in PJM markets. FERC will consider whether the size and location of this generating portfolio presents the potential for market concentration. Both companies recognize this concern and the FERC application filed today includes a plan to address the issue in detail.

How is it determined if there is a market power issue?

FERC has a series of tests or “screens” that it asks companies to apply under a variety of conditions to determine under what circumstances market power issues may exist. FERC examines multiple time periods and load conditions when applying these screens. The companies have done a detailed analysis using FERC’s market power screens and have determined that a potential for market power does

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exist, primarily in PJM East. PJM East is part of the “traditional” PJM market, which includes eastern Pennsylvania and central and northern New Jersey.

How are the companies proposing to mitigate the market power issue?

The companies have proposed a comprehensive market power mitigation plan designed to address in full FERC’s requirements for competitive markets. As part of the plan, the companies have proposed to divest — that is sell the power plant to someone else — a number of coal, mid-merit, and peaking generating plants and transfer control of the output of a portion of their baseload nuclear generating capacity. All of the plants that would be divested are in PJM East.

The plan calls for the new company to divest at least 550 MW of coal-fired capacity, 1,350 MW of mid-merit, and 1,000 MW of peaking capacity in the PJM East region. This is a total of 2,900 MW of generation.

The plan also calls for “virtual divestiture” of more than 2,600 MW of baseload nuclear capacity. This will be accomplished by long-term sales (for at least 15 years or the life of a unit) or annual auctions of 25-MW blocks of nuclear capacity for three-year terms. The amount of nuclear capacity not sold via long-term contracts will be available for the annual capacity auctions.

The virtual divestiture is designed to transfer control of the capacity without losing the benefit to the marketplace of Exelon’s demonstrated nuclear operating expertise. In addition, the annual nuclear capacity auctions will be timed to coincide with New Jersey’s Basic Generation Service (BGS) wholesale power auction in which the state’s distribution utilities obtain the energy and capacity they need to serve customers. The expectation is that making the nuclear capacity available to other wholesale suppliers will contribute to the competitiveness of the BGS auction.

COMBINED EXELON/PSEG MAJOR FACILITIES MAP

Exelon Fossil
Exelon Nuclear
Exelon Renewable
PSEG Fossil
PSEG Nuclear
ComEd Service Area
PECO Service Area
PSE&G Service Area

CONNECTICUT
44 Bridgeport Harbor
45 New Haven Harbor

ILLINOIS
A **Exelon Corporate HQ**
B **ComEd HQ**
C **Nuclear HQ**
4 Southeast Chicago
5 Braidwood
6 Dresden
7 LaSalle
8 Clinton
9 Quad Cities
10 Byron

INDIANA
28 Lawrenceburg

MAINE
27 Wyman

MARYLAND
21 Conowingo

MASSACHUSETTS
24 Framingham
25 New Boston
26 West Medway

NEW JERSEY
F **PSEG HQ**
22 Oyster Creek
23 Salem
31 Yards Creek
32 Bergen
33 Hudson
34 Kearny
35 Essex
36 Bayonne
37 Linden
38 Sewaren
39 Edison
40 Mercer
41 Burlington
42 National Park
43 Hope Creek

NEW YORK
30 Bethlehem Energy Center

OHIO
29 Waterford

PENNSYLVANIA
D **PECO Energy HQ**
E **Generation HQ**
G **Exelon Power HQ**
H **Exelon PowerTeam HQ**
11 Fairless Hills
12 Schuylkill
13 Eddystone
14 Cromby
15 Conemaugh
16 Keystone
17 Muddy Run
18 Limerick
19 Three Mile Island
20 Peach Bottom

TEXAS
1 Handley
2 Mountain Creek
3 ExTex LaPorte

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How much capacity is being transferred?

5,500 MW of capacity in PJM, with an emphasis on PJM East. This is unprecedented in magnitude. Some of the capacity will be divested — that is — sold outright. The nuclear baseload capacity will not be divested outright but instead will be part of a “virtual divestiture.”

Who will determine how we will actually implement the proposed mitigation being presented to FERC?

FERC must approve our application. They may impose different terms and conditions on the approval than we have proposed. The U.S. Department of Justice also will review our application. New Jersey, Pennsylvania, and Illinois will also review the applications but we do not expect them to impose conditions that pertain to wholesale market power mitigation.

The company has proposed a detailed plan that calls for the divestiture of some assets and long-term sales associated with others. Why is this necessary?

The regulators will want to ensure that the new company -Exelon Electric & Gas — does not have market power in any relevant market. Our regulatory team, working with business experts, designed the market power mitigation proposal based upon FERC’s merger review criteria.

If a divestiture is required, when would it take place?

Until the merger closes, Exelon and PSEG will continue to operate as separate companies. Therefore, divestitures resulting from the market mitigation plan will not take place until after the merger closes. The companies have proposed to FERC that divestiture will occur within 18 months of the merger close.

How long will it take to receive approval from NJ, PA, and FERC?

The New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission will establish schedules to hear the case. We expect they will give our filings thorough but expeditious attention so that we can bring about the benefits and cost savings that the merger will enable.

We hope to receive approval from FERC without a formal hearing and expect this process to be completed by the first quarter of 2006. We have been meeting with FERC staff, as we typically do prior to a filing, to ensure that we address their concerns sufficiently and early in the process.

Doesn’t PJM monitor market concentration?

Yes. The PJM market monitor has the authority to identify and deter attempts by market participants to exercise generation or transmission market power. FERC requires, however, that the company mitigate in advance any market power issues or concerns that are identified as part of the regulatory approval process. The mitigation proposals are intended to do just that. Following the close of the merger and the implementation of the mitigation plan, the PJM market monitor will continue in its role, both with respect to Exelon Electric & Gas and all other market participants.

How much generation is owned by Exelon and its subsidiaries?

Exelon owns or controls 33,000 MW of generation. Of that, 26,000 MW are in PJM.

How much generation is owned by PSEG and its subsidiaries?

PSEG owns or controls 18,000 MW of North American generation, 14,000 MW of which are in PJM.

Are we considering selling both some Exelon and PSEG facilities?

Yes.

Which plants will be sold?

The market power issues are mainly in the eastern part of PJM, encompassing portions of eastern Pennsylvania and central and northern New Jersey, and are across all types of generation. Therefore, all generating units in this region could be considered for inclusion in the portfolio of assets considered for sale. However, the specifics of implementing the plan have yet to be determined and there have been no decisions made about any unit.

What about the nuclear baseload plants? Will they be sold?

No. The companies will virtually divest the nuclear plants through a combination of generation output swaps, long-

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term direct sales, and shorter-term sales through an annual auction. The “virtual” divestiture concept increases market participation and the annual auction component has been designed to coincide with the current New Jersey Basic Generation Service process (the process by which New Jersey investor-owned utilities procure energy for its customers.) Under the proposed “virtual” divestiture, the new company will remain the owner and NRC-licensed operator of these plants.

With respect to the nuclear capacity, why is it being sold in blocks of 25 MW?

It provides a wide array of parties an opportunity to procure rights to baseload capacity.

How will the plants be sold? Will all of the plants/MW be sold to one buyer?

The plan provides that no more than half of the capacity will be sold to any one purchaser. In addition, none of the capacity will be sold to any entity that already owns more than 5 percent of capacity in PJM East.

Will any plants be retired?

Under current FERC rules, plant retirements are not considered market mitigation. However, the company does evaluate the economics of all our plants and this practice will continue after the merger.

Who else has to review the merger?

U.S. Department of Justice
Nuclear Regulatory Commission
Internal Revenue Service
Federal Communications Commission
Securities and Exchange Commission
New Jersey Department of Environmental Protection
New York Public Service Commission
Connecticut Siting Council
Connecticut Department of Environmental Protection

This newsletter includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding the benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC by Exelon on December 20, 2004. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this newsletter. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this newsletter.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website,www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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